

September 23, 2009

Mr. Stephen P. Jackson Jr.
Chief Financial Officer
Remington Arms Company, Inc.
870 Remington Drive
P.O. Box 700
Madison, NC 27025

Re: **Remington Arms Company, Inc.**
Form 10-K for the year ended December 31, 2008
File No. 033-74194-01

Dear Mr. Jackson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant at (202) 551-3732, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief